April 2007	Pricing Sheet dated April 20, 2007 relating to
Preliminary Terms No. 252 dated April 6, 2007 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities
RevConsSM
Three RevConsSM Each Based on a Different Common Stock Due April 25, 2008
Reverse Convertible Securities
PRICING TERMS FOR ALL REVCONS – APRIL 20, 2007
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Maturity date:	April 25, 2008
Payment at maturity:	Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.
Trigger event:	Closing price trigger event
Exchange ratio:	The stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Trigger price:	The trigger price specified for each RevCons is equal to the product of the trigger level times the initial share price.
Determination date:	April 22, 2008 (three trading days before the maturity date), subject to postponement in the event of certain market disruption events.
Coupon:	Payable monthly at the specified interest rate beginning May 25, 2007.
Pricing date:	April 20, 2007
Original issue date:	April 25, 2007
Listing:	The RevCons will not be listed on any securities exchange.
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock	Initial share price	Interest rate	Trigger price	Trigger level	Exchange ratio	CUSIP	Aggregate principal amount
Arch Coal, Inc. (“ACI”)	$35.19	12.00%	$28.152	80%	28.41716	61747YAR6	$5,180,000
Joy Global Inc. (“JOYG”)	$47.81	14.00%	$38.2480	80%	20.91613	61747YAQ8	$4,695,000
Southwestern Energy Company (“SWN”)	$42.48	11.80%	$31.86	75%	23.54049	61747YAP0	$2,942,000
Agent:	Morgan Stanley & Co. Incorporated
	Per ACI	Total		Per JOYG	Total	Per SWN	Total
Price to public	$1,000	$5,180,000		$1,000	$4,695,000	$1,000	$2,942,000
Agent’s commissions(1)(2)	$27.50	$104,762.50		$27.50	$101,437.50	$27.50	$59,822.50
Proceeds to company	$972.50	$5,037,550		$972.50	$4,565,887.50	$972.50	$2,861,095
(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for reverse convertible securities (“RevCons”).
(2)	The agent may allow a concession not in excess of $27.50 per RevCons to certain dealers, who may in turn allow a concession to other brokers or dealers not in excess of $20 per RevCons.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Preliminary Terms dated April 6, 2007

Prospectus Supplement for RevCons dated March 2, 2007

Prospectus dated January 25, 2006